Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

UNWIRED PLANET, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Unwired Planet, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on December 16, 1994, under the name Libris, Inc.

SECOND: The Amendment of the Amended and Restated Certificate of Incorporation of the Corporation in the form set forth in the following resolution has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

RESOLVED, that Section (A) of Article IV of the Amended and Restated Certificate of Incorporation as presently in effect be, and the same hereby is, amended and restated to read as follows:

“(A) Classes of Stock. The Corporation is authorized to issue two classes of Stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 355,000,000 shares, each with a par value of $0.001 per share, 350,000,000 of such shares shall be Common Stock, and 5,000,000 of such shares shall be Preferred Stock.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each twelve (12) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to each stockholder’s pro rata share of the sale proceeds resulting after all fractional shares otherwise issuable in the Reverse Stock Split are aggregated and sold by the transfer agent as soon as possible after the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

THIRD: The Certificate of Amendment of the Amended and Restated Certificate of Incorporation so adopted reads in full as set forth above and is hereby incorporated herein by this reference. All other provisions of the Amended and Restated Certificate of Incorporation remain in full force and effect.

FOURTH: This Certificate of Amendment shall be effective as of 5:00 p.m. Eastern Daylight Time on January 5, 2016.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its General Counsel and Corporate Secretary this 4th day of January, 2016.

UNWIRED PLANET, INC.

By:	/s/ Noah D. Mesel
Noah D. Mesel
EVP, General Counsel and Corporate Secretary